EXHIBIT 99.1

Hydrogenics Reports Third Quarter 2014 Results

Revenue Growth of 20%, Gross Profit Growth of 12% and on Track for Fourth Quarter and Full Year 2014

MISSISSAUGA, Ontario, Nov. 10, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today reported third quarter 2014 financial results. Results are reported in US dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

"The third quarter, as anticipated, showed steady upward momentum and positive order trends, positioning the Company for much stronger growth in the fourth quarter and 2015," said Daryl Wilson, President and Chief Executive Officer. "We booked our first North American energy storage award with the Ontario IESO, won a number of fueling station contracts in Europe and the U.S., and continued to bid on an active pipeline of opportunities across the globe.

"Prior to the end of 2014 we expect to ship our first PEM megawatt electrolyzer to E.ON's future energy storage location in Hamburg, Germany. Additionally, we expect to deliver our initial PEM megawatt fuel cell power product for Kolon in Korea. These breakthrough offerings lay the foundation for planned multi-megawatt installations already in the sales pipeline. Upon confirmation of performance within the next two quarters, we anticipate follow-on installations of significant size. For Hydrogenics, this represents the consummation of many years work in product design, cost reduction, and market development. Our strategy – based on innovation, uniquely differentiated technology architecture, and a deep engagement with strong partners – is paying off.

"We expect the fourth quarter's top line improvement to carry Hydrogenics over $50 million in revenue for the year, as previously forecast, on the back of higher electrolyzer and fuel cell shipments. With these anticipated deliveries we look forward to achieving positive Adjusted EBITDA2 for the year. In addition, we see further substantial growth in 2015 due to our strong backlog, increasing energy storage demand, and expansion of our work in utility-scale fuel cell power generation."

Highlights for the Quarter Ended September 30, 2014

  Revenue for the three months ended September 30, 2014 increased by $1.9 million, or 20%, to $11.1 million versus the prior-year period.

  Gross profit was $3.1 million for the quarter, up $0.3 million, or 12%, from the third quarter of 2013.

  Cash operating costs1 were $3.9 million compared to $3.1 million for the same period in 2013. Virtually all of the year-over-year increase was related to higher R&D expenditures in the third quarter of 2014.

  The Adjusted EBITDA2 loss was $0.7 million.

  Net loss for the third quarter was $1.3 million, or $(0.13) per share.

  Cash, cash equivalents and restricted cash were $14.3 million at the end of the quarter.

  Hydrogenics secured $13.0 million for renewable energy storage, industrial gas, and power system applications during the quarter, resulting in an order backlog of $66.9 million as of September 30, 2014. Order backlog movement during the third quarter (in $ millions) was as follows:

						Expected Revenue Recognition
	June 30, 2014 backlog	Orders Received	FX	Orders Delivered/ Revenue Recognized	September 30, 2014 backlog	During next 12 months	Beyond next 12 months
OnSite Generation	22.6	12.1	(0.3)	7.4	27.0	22.2	4.8
Power Systems	44.5	0.9	(1.8)	3.7	39.9	16.7	23.2
Total	67.1	13.0	(2.1)	11.1	66.9	38.9	28.0

Highlights for the Nine Months ended September 30, 2014 compared to the Nine Months ended September 30, 2013

  Revenue was $29.9 million.

  Gross profit was $8.2 million, or 28% of revenue.

  Cash operating costs1 were $11.2 million compared to $10.6 for the same period a year ago.

  Hydrogenics' Adjusted EBITDA2 loss was $2.7 million.

Notes

1.     Cash operating costs are defined as the sum of SG&A and R&D, less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of normal costs to operate the Corporation and believes this is a useful measure for investors for the same purpose.

2.     Adjusted EBITDA is defined as net loss excluding stock based compensation (both cash settled long term compensation indexed to share price and share based compensation), other finance income and expenses, depreciation and amortization. These items are considered by management to be outside of Hydrogenics' ongoing operational results. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.

Conference Call Details

Hydrogenics will hold a conference call at 10:00 a.m. ET today, November 10, 2014 to review the third quarter results. The telephone number for the conference call is (877) 307-1373 or, for international callers, (678) 224-7873. A live webcast of the call will also be available on the company's website, www.hydrogenics.com.

An archived copy of the conference call and webcast will be available on the company's website, www.hydrogenics.com, approximately nine hours following the call.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in  Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy;  fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims;  failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Reconciliation of Cash Operating Costs to Operating Costs and Adjusted EBITDA to Net Loss
(in thousands of US dollars)
(unaudited)

Cash operating costs

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Selling, general and administrative expenses	$ 2,846	$ 2,830	$ 9,392	$ 11,327
Research and product development expenses	1,160	550	2,991	2,336
Total operating costs	$ 4,006	$ 3,380	$ 12,383	$ 13,663
Less: Depreciation of property, plant and equipment and intangibles	(81)	(120)	(235)	(348)

Less: Compensation costs indexed to share price	120	10	(473)	(2,202)
Less: Stock-based compensation expense	(170)	(145)	(462)	(486)
Cash operating costs	$ 3,875	$ 3,125	$ 11,213	$ 10,627

Adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Net loss	$ (1,262)	$ (491)	$ (5,135)	$ (5,808)
Finance loss (income)	323	(159)	977	1,501
Depreciation of property, plant and equipment and intangible assets	206	165	524	567
Compensation indexed to share price	(120)	(10)	473	2,202
Stock-based compensation expense	170	145	462	486
Adjusted EBITDA	$ (683)	$ (350)	$ (2,699)	$ (1,052)

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30 2014	December 31 2013

Assets
Current assets
Cash and cash equivalents	$ 10,700	$ 11,823
Restricted cash	2,780	635
Trade and other receivables	10,661	5,391
Inventories	16,738	12,821
Prepaid expenses	980	979
	41,859	31,649
Non-current assets
Restricted cash	860	1,389
Investment in joint venture	885	--
Property, plant and equipment	1,810	1,684
Intangible assets	149	100
Goodwill	4,813	5,248
	8,517	8,421
Total assets	$ 50,376	$ 40,070

Liabilities
Current liabilities
Trade and other payables	$ 11,404	$ 13,193
Warranty provisions	1,693	1,912
Deferred revenue	10,788	6,348
Warrants	--	1,075
	23,885	22,528
Non-current liabilities
Other non-current liabilities	3,750	3,095
Non-current warranty provisions	1,072	981
Non-current deferred revenue	6,353	7,305
Total liabilities	35,060	33,909
Equity
Share capital	348,256	333,312
Contributed surplus	18,847	18,449
Accumulated other comprehensive loss	(1,301)	(249)
Deficit	(350,486)	(345,351)
Total equity	15,316	6,161
Total equity and liabilities	$ 50,376	$ 40,070

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2014	2013	2014	2013
Revenues	$ 11,093	$ 9,236	$ 29,875	$ 31,413
Cost of sales	8,026	6,506	21,650	22,057
Gross profit	3,067	2,730	8,225	9,356

Operating expenses
Selling, general & administrative expenses	2,846	2,830	9,392	11,327
Research and product development expenses	1,160	550	2,991	2,336
	4,006	3,380	12,383	13,663

Income (Loss) from operations	(939)	(650)	(4,158)	(4,307)

Finance income (expenses)
Interest income	1	18	4	25
Interest expense	(106)	(121)	(373)	(307)
Foreign currency gains	455	163	603	517
Foreign currency losses	(611)	(61)	(968)	(360)
(Loss) from joint venture	(62)	--	(62)	--
Other finance gains (losses), net	--	160	(181)	(1,376)
Finance income (loss), net	(323)	159	(977)	(1,501)

Loss before income taxes	(1,262)	(491)	(5,135)	(5,808)
Income tax expense	--	--	--	--
Net loss for the period	(1,262)	(491)	(5,135)	(5,808)

Items that may be reclassified subsequently to net loss:
Exchange differences on translating foreign operations	(985)	379	(1,052)	277
Comprehensive loss for the period	$ (2,247)	$ (112)	$ (6,187)	$ (5,531)

Net loss per share
Basic and diluted	$ (0.13)	$ (0.05)	$ (0.54)	$ (0.69)

Weighted average number of common shares outstanding	10,089,508	8,963,599	9,593,140	8,453,973

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$ (1,262)	$ (491)	$ (5,135)	$(5,808)
Increase (decrease) in restricted cash	(1,425)	1,673	(1,616)	1,788
Items not affecting cash:
Amortization and depreciation	206	165	524	567
Other finance losses (gains), net	--	(160)	181	1,376
Unrealized foreign exchange (gains)	(230)	(196)	(140)	(116)
Unrealized loss on joint venture	62	--	62	--
Stock-based compensation	170	145	462	486
Portion of borrowings recorded as a reduction of research and development expenses	--	(289)	(118)	(289)
Accreted non-cash interest	133	87	366	258
Payment of post-retirement benefit liability	(25)	(26)	(70)	(75)
Liabilities for compensation indexed to share price	(120)	(10)	473	2,202
Net change in non-cash working capital	(1,790)	(1,189)	(7,887)	(7,612)
Cash used in operating activities	(4,281)	(291)	(12,898)	(7,223)

Investing activities
Proceeds from disposals	--	--	9	--
Investment in joint venture	(947)	--	(947)	--
Purchase of property, plant and equipment	(20)	(187)	(545)	(725)
Purchase of intangible assets	(3)	(32)	(83)	(32)
Cash used in investing activities	(970)	(219)	(1,566)	(757)

Financing activities

Repayment of repayable government contributions	(50)	(88)	(439)	(338)

Proceeds of borrowings, net of transaction costs	--	--	--	--
Proceeds of operating borrowings		525	854	1,937
Repayment of operating borrowings	--	--	--	(1,412)
Common shares issued and warrants exercised, net of issuance costs	5	5	13,666	7,239
Cash provided by financing activities	(45)	442	14,081	7,426

Effect of exchange rate fluctuations on cash and cash equivalents held	(663)	373	(740)	184
Increase (Decrease) in cash and cash equivalents during the period	(5,959)	305	(1,123)	(370)
Cash and cash equivalents - Beginning of period	16,659	12,345	11,823	13,020
Cash and cash equivalents – End of period	$ 10,700	$ 12,650	$ 10,700	$ 12,650
CONTACT: Hydrogenics Contacts:

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com